Exhibit 1

RNS Number: 8522Q

WPP Group PLC

05 September 2005

WPP Group plc

5 September 2005

WPP Group plc (“WPP”)

Documents Re: Scheme of Arrangement

On 26 August 2005, the Board of WPP announced its proposal to implement a corporate reorganisation, by way of a Court approved scheme of arrangement under section 425 of the Companies Act 1985, to introduce a new listed holding company for the group (New WPP) which will then implement a reduction of capital to create additional distributable reserves.

WPP announces that a circular setting out the details of the proposed scheme of arrangement and reduction of capital was lodged with the UK Listing Authority and posted to share owners on 31 August 2005. A prospectus relating to the proposed admission to the Official List and to trading on the London Stock Exchange of up to 1,270,000,000 Ordinary Shares of 475p each in New WPP (which will be renamed WPP Group plc on admission) was also filed with the UK Listing Authority and published on the same date.

The circular and prospectus are available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Telephone: +44 20 7066 1000

Copies of the circular and prospectus are also available for inspection at the registered office of WPP and New WPP (in both cases Pennypot Industrial Estate, Hythe, Kent CT21 6PE) and at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ. Copies of the prospectus may be obtained, free of charge, from WPP or New WPP (as above, or 020 7408 2204).